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                                                                 EXHIBIT 1(5)(g)


                                  ENDORSEMENT
                           (ADDING FIXED LT ACCOUNT)

This endorsement becomes part of the policy to which it is attached. Its purpose is to provide another fixed-rate interest option, called the Fixed LT Account. The following changes to your policy occur in the order in which they appear in this endorsement.

The following is added to the Definitions section:

  Fixed Options - consist of the Fixed Account and the Fixed LT Account, which are part of our general account.

  Investment Options - consist of the Variable Accounts and the Fixed Options.

The words "the Investment Options" replace the following:
  - The words "the Variable Accounts and Fixed Account" occurring in the 2nd paragraph of the Grace Period and Lapse subsection of the Premiums section; and
  - The words "each Variable Account and the Fixed Account" occurring in the Monthly Deduction subsection of the Policy Charges section; and
  - The words "the Fixed and Variable Accounts" wherever they occur throughout the policy.

The words "the Fixed Account" wherever they occur throughout the policy are replaced by "each Fixed Option".

The Fixed Account subsection of the Accumulated Value section is replaced by the following:

  Fixed Options - For each Fixed Option, the Accumulated Value on any date is:
  - the Accumulated Value in the Fixed Option on the prior monthly payment date, increased by interest;
  - plus the amount of any premiums less Premium Load received and allocated to the Fixed Option since the last monthly payment date, increased by interest;
  - minus the monthly deduction and other deductions due, if any, and assessed against the Fixed Option, increased by interest;
  - minus the amount of any withdrawals, or transfers from the Fixed Option, including transfers to the Loan Account, since the last monthly payment date, increased by interest; and
  - plus the amount of any transfer to the Fixed Option, including transfers from the Loan Account, since the last monthly payment date, increased by interest.

The first paragraph of the Interest subsection of the Accumulated Value section is replaced by the following:

  Interest - We will credit interest on each Fixed Option and on the Loan Account at a rate not less than .32737% per month, compounded monthly. This is equivalent to an annual effective rate of 4%. At our discretion, we may credit a higher rate of interest on the Fixed Options. Each Fixed Option may have its own unique rate.

The Transfers subsection of the Accumulated Value section is replaced by the following:

  Transfers - After your initial Net Premium has been allocated according to your instructions and while your policy is in force, you may, upon Written Request, transfer your Accumulated Value, or a part of it, among the Investment Options as provided in this subsection. No transfer may be made if the policy is in a grace period and the required premium has not been paid.

  Transfers from the Variable Accounts to the Fixed Options may be made only during the policy month preceding each policy anniversary.

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  Transfers from the Fixed Account:  Only one transfer from the Fixed Account may be made in any twelve-month period. Transfers from the Fixed Account will be limited to the greater of $5,000 or 25% of the Accumulated Value in the Fixed Account.

  Transfers from the Fixed LT Account: Only one transfer from the Fixed LT Account may be made in any twelve-month period. Transfers from the Fixed LT Account will be limited to the greater of $5,000 or 10% of the Accumulated Value in the Fixed LT Account.

  Allocations into the Fixed LT Account: We reserve the right to limit the amount allocated to the Fixed LT Account to $1,000,000 during the most recent 12 months for all policies in which you have an ownership interest or to which payments are made by a single payor. Allocations include Net Premium payments, transfers and loan repayments. Any excess over $1,000,000 will be transferred to your other Investment Options relative to your most recent instructions. We may increase the $1,000,000 limit at any time at our sole discretion. You may contact us to find out if a higher limit is in effect.

  We reserve the right:
  .  to limit the size of transfers so that each transfer is at least $500;
  . to require that the remaining balance in any account as a result of a transfer be at least $500; and
  .  to assess a charge of $50 for each transfer exceeding 6 per policy year.

The Fixed Account subsection of the Payments section is re-titled to "Fixed Options".

The Index entry "Fixed Account" is changed to "Fixed Options".

Signed for Pacific Life Insurance Company at our Home Office, 700 Newport Center Drive, Newport Beach, California 92660.



/s/ Thomas C. Sutton                        /s/ Audrey L. Milfs

Chairman and Chief Executive Officer        Secretary


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